# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Amplify Energy Corp., CIK 0001533924
CUSIP: 03212B103
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1700, Houston, Texas (TX), 77002
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001767809

## Reporting persons
- Thomist Capital Management, LP: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Texas (TX); sole voting power 3,147,130; shared voting power 0; sole dispositive power 3,147,130; shared dispositive power 0; aggregate amount beneficially owned 3,147,130 (7.8% of the class)
- Thomist Capital, LLC: type of reporting person: other (OO), parent holding company or control person (HC); citizenship or place of organization: Texas (TX); sole voting power 3,147,130; shared voting power 0; sole dispositive power 3,147,130; shared dispositive power 0; aggregate amount beneficially owned 3,147,130 (7.8% of the class)
- Brian Kuzma: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 3,147,130; shared voting power 0; sole dispositive power 3,147,130; shared dispositive power 0; aggregate amount beneficially owned 3,147,130 (7.8% of the class)

## Item 1. Issuer
Name of issuer: Amplify Energy Corp.
Address of issuer's principal executive offices: 500 Dallas Street, Suite 1700, Houston, Texas, 77002

## Item 2. Person Filing
Name of person filing: This Schedule 13G is being filed by and on behalf of (i) Thomist Capital Management, LP, a Texas limited partnership (the "Manager"), (ii) Thomist Capital, LLC, a Texas limited liability company (the "GP"), and (iii) Brian Kuzma, a citizen of the United States of America. The Manager, the GP, and Mr. Kuzma are herein sometimes referred to each as a "Reporting Person" and collectively as "Reporting Persons".
Address of principal business office or, if none, residence: The principal business address of the Manager and the GP is 3773 Richmond Avenue, Suite 777, Houston, Texas 77046, and Mr. Kuzma's business address is c/o the Manager at the foregoing address.
Citizenship: The Manager is a Texas limited partnership. The GP is a Texas limited liability company. Mr. Kuzma is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned:
The responses of the Reporting Persons to Items (5) through (9) on the cover pages of this Schedule 13G are incorporated herein by reference.

As of December 31, 2025, The Thomist Fund, LP (the "Fund") held an aggregate of 3,147,130 shares of Common Stock. The Fund has delegated to the Manager voting and investment power over the securities held directly by the Fund. As a result, each of the Manager, the GP, as the general partner of Manager, and Mr. Kuzma, as Managing Member of the GP, may be deemed to exercise voting and investment power over the shares of Common Stock directly held by the Fund. As of December 31, 2025, the Manager, the GP, and Mr. Kuzma beneficially owned an aggregate of 3,147,130 shares of Common Stock, which shares of Common Stock may be deemed to be beneficially owned by each of the Manager, the GP and Mr. Kuzma.
Percent of class: As of December 31, 2025, the Reporting Persons beneficially owned an aggregate of 3,147,130 shares of Common Stock, which represent approximately 7.8% of the outstanding Common Stock. All percentages set forth herein are based on 40,475,997 shares of Common Stock of the Issuer outstanding as of October 31, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
Sole power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 3,147,130 shares of Common Stock.
Shared power to vote or to direct the vote: As of December 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock.
Sole power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had sole power to dispose or to direct the disposition of 3,147,130 shares of Common Stock.
Shared power to dispose or to direct the disposition: As of December 31, 2025, the Reporting Persons had shared power to dispose or to direct the disposition of 0 shares of Common Stock.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Thomist Capital Management, LP: /s/ Brian Kuzma, Brian Kuzma / Managing Member of Thomist Capital, LLC, its general partner (02/12/2026)
- Thomist Capital, LLC: /s/ Brian Kuzma, Brian Kuzma / Managing Member (02/12/2026)
- Brian Kuzma: /s/ Brian Kuzma, Brian Kuzma / Self (02/12/2026)